EX-77.(D)

                 Policies with respect to security investments

Effective November 1, 2006, the strategies for ING VP Financial Services Portfolio, ING VP High Yield Bond Portfolio, ING VP International Value Portfolio, ING VP MidCap Opportunities Portfolio, and ING VP SmallCap Opportunities Portfolio were amended to allow the Portfolios to invest in other investment companies in order to permit each fund to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.